Mail Stop 3561

November 2, 2007

Mr. Jonathan J. Ledecky
Chief Executive Officer
Endeavor Acquisition Corp.
590 Madison Avenue, 35th Floor
New York, NY 10022

> **Re: Endeavor Acquisition Corp.**
> **Amendment No. 2 to Preliminary Proxy Statement on**
> **Schedule 14A**
> **Filed October 5, 2007**
> **File No. 001-32697**

Dear Mr. Ledecky:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

1.   Please revise the disclosure on page 9 to clearly disclose any substantial interest held by these individuals, as required by Item 5 of Schedule 14A. In addition, clearly disclose the estimated value as of a recent date of the shares of common stock held by these individuals that will expire worthless in the event this transaction is not completed.

2.   Clarify all of the "certain" requirements set forth in the Acquisition Agreement that were waived.

Selected Historical and Pro Forma Consolidated Financial Information, page 12

Non-GAAP Financial Measures, page 17

3.   We have reviewed your revised disclosure in response to comment 16 of our letter dated September 21, 2007, noting your reliance upon Item 10(e) of Regulation S-K for your EBITDA presentation. Tell us how your definition of EBITDA (e.g. exclusion of related-party management fees) and references to EBITDA, as adjusted, in the third paragraph comply with Item 10(e) of Regulation S-K. Also, for additional guidance see the Division of Corporation Finance's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures available on our website.

4.   We have reviewed your response to comment 16 of our letter dated September 21, 2007, noting American Apparel's management uses EBITDA to assess the ability of American Apparel's assets to generate cash sufficient to pay interest, meet capital expenditure requirements and otherwise meet obligations as they become due. Based on this disclosure, it appears management is using EBITDA as a liquidity measure, not a performance measure. Therefore, the most comparable GAAP financial measure would be cash flow from operations. Please revise your reconciliations here and throughout your filing accordingly.

5.   We have reviewed your response to comment 17 of our letter dated September 21, 2007. Your response did not address our comment related to your combined condensed EBITDA presentation on page 18, thus we reissue the comment. Considering the combined financial statements of AAI and the CI Companies have not been presented in your filing, revise to remove such presentation here and on page 169 or tell us why you believe such presentation is appropriate with references to authoritative guidance supporting your position.

Risk Factors, page 28

Risks Related to Endeavor's Business and Operations Following the Acquisition of
American Apparel, page 28

6.   We note your response to comment 25 of our letter dated September 21, 2007 and
we reissue in part the comment. Please clarify how and when you will determine
whether the acquisition is subject to consents or approvals of state or Canadian
governmental agencies. Please clarify when these consents or approvals will be
obtained. Please reinsert the risk factor as applicable.

7.   In the first risk factor on page on page 31, please tell us the criteria you use to
make the determination that your products are made in the United States. For
example, we note that you American Apparel appears to outsource approximately
70% of its knitting operations. It is unclear whether these outsourced knitters are
domestic. Please clarify and consider explaining the requirements to label
garments as "Made in the USA."

8.   We reissue comment 24 of our letter dated September 21, 2007. Provide clear
disclosure of all terms that have been waived or modified. We note the disclosure
on page 11 refers to waiving "certain" requirements including EBITDA
requirements, and the disclosure on page 39 also appears sufficiently vague as to
the waivers or modifications. Please revise. In addition, any continued
discussions result in additional modifications or waivers prior to the filing of the
definitive proxy statement, amend the preliminary proxy statement to provide the
relevant information and include the waivers or modifications in the annex to the
proxy statement.

Special Meeting of Endeavor Stockholders, page 43

Voting Your Shares, page 45

9.   We note your response to comment 26 of our letter dated September 21, 2007.
Please clarify what effect the failure to return the proxy card or appear at the
meeting will have on the vote. Also, please clarify the statement that "if you do
not vote your shares of Endeavor's common stock in any of the ways described
above in favor of the acquisition proposal, it will have the same effect as a vote
against the adoption of the acquisition proposal."

The Acquisition Proposal, page 48

General Description of the Acquisition, page 48

10.   We note in response to comment 28 of our letter dated September 21, 2007 you
        have provided how the shares to be issued to Mr. Charney may be adjusted.
        Please provide an estimate of the adjustment that would have occurred if the
        transaction had occurred as of a recent date, as an example.

11.   We note your response to comment 29 of our letter dated September 21, 2007.
        Please disclose the content of the response in the proxy statement.

Background of the Acquisition, page 49

12.   Please reconcile your statement on page 49 that you did not enter into any
        agreements with these entities or other parties with respect to the identification of
        potential acquisition targets with the disclosure on page 51 that you retained Mr.
        Dolfi as a consultant. Clearly disclose whether any other entities were retained in
        your search for an acquisition target. Also, explain why the shares to be issued
        upon completion of the business combination and one year following the business
        combination are not considered finders' fees. Lastly, disclose the material terms
        of the arrangement or agreement with Mr. Dolfi, including the services provided
        and the term of the agreement.

13.   Clarify whether there was any contact between Endeavor, its officers, directors or
        affiliates or any other party on its behalf, and American Apparel, prior to the
        initial contact through Mr. Dolfi in September 2006.

14.   We note your response to comment 33 of our letter dated September 21, 2007.
        Please disclose whether there is any affiliation between ICR, LLC and any of
        Endeavor's or AAI's officers, directors or stockholders.

15.   The statement that the agreement between Mr. Charney and Mr. Lim, dated
        November 2006, was before initial contact between Endeavor and American
        Apparel appears inconsistent with the disclosure in this section indicating contact
        between the parties commenced in September. Please reconcile. Also, in light of
        this, please provide additional background information on and explain the reason
        for the buyout of Mr. Lim, as previously requested.

Certain Projections Provided by American Apparel, page 55

16.   Please clarify how these projections were used in the valuation determinations.

Valuation, page 58

17.   Provide clear disclosure as to how you determined the valuation for each valuation method used. For example, clarify how "the board calculated the expected initial valuation of American Apparel" by looking at the comparable companies and using the valuation of those companies in terms of expected 2006 revenues and EBITDA and expected 2007 EBITDA. The disclosure should be clear so investors can understand how the valuations were determined and clearly understand all assumptions made in the calculations. Also, explain how the information about comparable companies was used to determine that the median valuation for these companies was "2.4 times expected 2006 revenues, 13.6 times expected 2006 EBITDA, and 11.5 times projected 2007 EBITDA." Explain how these amounts were used to determine the valuation range for American Apparel and disclose any assumptions or projections used in the determination of the valuation range.

18.   Please explain the reference to "IBES average estimates."

19.   Explain how the board calculated the "valuation of maximum consideration payable to American Apparel's stockholders amounted to approximately $383.5 million."

Interests of Endeavor and American Apparel's Directors and Officers in the Transaction, page 63

20.   As previously requested, fill in the information that has been omitted from this section and update as necessary. Fill in missing information throughout the proxy statement, such as on page 73, when discussing regulatory matters.

21.   The reference to the Lim buyout in the context of the indemnification provided by Messrs. Watson and Ledecky is unclear, since the indemnification would appear to cover expenses that exceeded the amount held outside the trust and that did not provide for valid waivers, only if the business combination were not completed. Please explain or revise the disclosure.

22.   We reissue in part comment 44 of our letter dated September 21, 2007. Clearly state the officers and directors of Endeavor that will remain following the business combination as an officer, director or in any other capacity, and clarify whether you will enter into employment or other agreements with any of these individuals.

23.   Disclose the total amount to be repaid to Messrs. Lim and Charney as of a recent practicable date. Specifically name the other officers and employees that will have loans repaid and clarify the amount as of a recent practicable date.

Opinion of Jefferies Company Inc., page 64

24.   Clearly disclose the "certain adjustments to American Apparel's historical consolidated cash flow figures" and any other forecasts/projections prepared by American Apparel that were used in the valuation determination by Jefferies. We note your response to comment 48 of our letter dated September 21, 2007, which refers to the disclosure on page 57; however, the information on page 57 relates to the projections used in the determination by management of the transaction valuation.

25.   Explain the reference to "total enterprise value" that was based upon the consideration paid and clarify how this information was used in the valuation determinations. It is unclear why the consideration to be paid should be used in determining the valuation of the transaction, since the purpose of the fairness opinion is to determine whether the transaction is fair to investors and to determine whether the 80% test was met. Please revise or advise.

26.   Please explain how the historical trading analysis was used in determining the valuation of American Apparel, as previously requested in comment 50 of our letter dated September 21, 2007.

27.   We note the comparable companies listed on page 67 and the comparable transactions on page 69. Because the enterprise value is determined by market capitalization, which is in turn affected by revenues and profits, please revise to disclose the revenues, profits, and net assets for the comparable companies and compare them to those of American Apparel so that investors can determine whether they are reasonably comparable.

28.   Please explain how you determined the "reference range deemed most meaningful."

29.   As requested in comment 46 of our letter dated September 21, 2007, please substantially revise your disclosure to explain more completely each valuation method. This disclosure should be clear and understandable so investors can understand the estimates and projections used and how the valuations were determined. Clearly disclose all assumptions and projections used in the valuations.

30.   Please explain in greater detail the qualitative determinations made by Jefferies and how these qualitative determination affected the quantitative valuation.

31.   Clarify how Jefferies used American Apparel's financial projections to estimate a range of terminal values by applying a range of EBITDA multiples to 2011 projected EBITDA. Clearly disclose the range of multiples and how you determined they were reasonable.

Certain Waivers and Modifications, page 84

32.   Please explain the reason for the waivers and modifications.

Unaudited Pro Forma Condensed Combined Financial Statements, page 87

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 92
General

33.   We note your response to comment 60 of our letter dated September 21, 2007. As it relates to pro forma adjustment 6 (pages 92 and 100), please revise to state that the repayment of these amounts is required by the acquisition agreement (consistent with your response and disclosure in related adjustments).

34.   We have reviewed your response to our prior comment 60 of our letter dated September 21, 2007. As it relates to pro forma adjustment 16 (pages 94 and 102) and pro forma adjustment 5 (pages 96 and 104), you have not demonstrated how these entries are directly attributable to the transaction, factually supportable, and expected to have a continuing impact in accordance with Article 11 of Regulation S-X. As such, please revise to remove these adjustments from the face of the pro forma financial statements. We will not object to the disclosure of these adjustments in a pro forma footnote.

2007 Performance Equity Plan Proposal, page 109

35.   We note your response to comment 63 of our letter dated September 21, 2007 and we reissue the comment. We are unable to locate any added disclosure, as indicated in your supplemental response.

Other Information Related to Endeavor, page 118

Offering Proceeds Held in Trust, page 118

36.   We note your response to comment 65 of our letter dated September 21, 2007.
        Please reconcile the statement "None of these funds have been allocated for the
        repayment of debt" with the statement "The remaining proceeds could potentially
        be used to pay off the existing debt of American Apparel."

Management's Discussion and Analysis

General

37.   We have reviewed your response to comment 74 of our letter dated September 21,
        2007. We were unable to find the enhancements to MD&A as indicated, thus we
        reissue the comment. In regard to AAI, please revise your disclosure for each
        period presented to describe and quantify underlying material activities that
        generate income statement variances between periods (e.g. disclose the respective
        increase in sales attributed to new stores opened, same store sales and on-line
        activity for each fiscal year, ensure your variance explanation supports the change
        between periods). Please ensure to quantify separately the effect of each causal
        factor that you cite for material changes in your financial statement amounts.

Endeavor Acquisition Corp.'s Managements Discussion and Analysis of Financial
Condition and Results of Operations, page 124

38.   Please explain the relationship, if any, between the base fee from an unrelated
        party of $3,000 identified on page 125 and the $7,500 fee to Ironbound Partners
        identified on page 126.

Business of American Apparel, page 127

Legal Proceedings, page 136

39.   Clarify the date the former employee alleging age discrimination filed a claim
        with the EEOC, name the principal parties, provide a description of the factual
        basis alleged to underlie the proceeding, and the relief sought. We direct your
        attention to Item 103 of Regulation S-K. Also, update the current status, as
        known.

40.   Clarify the party with whom you entered into a confidential settlement of
        allegations of copyright infringement. Also, clearly name the other party that is
        seeking a similar claim.

Compensation Discussion and Analysis, page 137

41.   The compensation discussion and analysis should provide a detailed discussion as to what was paid to the named executive officers and how these amounts were determined. Please substantially revise the disclosure to provide the information required by Item 402(b) of Regulation S-K. We will have additional comments.

42.   Provide clear disclosure as to the compensation policies post-business combination and whether they will change. Provide a detailed disclosure.

43.   Provide clear disclosure of any compensation to be paid as part of the current transaction.

Summary Compensation Table, page 139

44.   It is unclear why the distribution of assets to Mr. Charney and Mr. Lim are not included in the summary compensation table. In addition, it is unclear why the management fee paid to Mr. Charney is not considered compensation. Please advise or revise. We may have further comment.

45.   It appears that the benefits identified on page 138 were not specifically quantified. Instructions 3 and 4 to Item 402(c)(2)(ix) of Regulation S-K requires that you specifically identify and quantify any item (other than a perquisite or personal benefit) whose value exceeds $10,000 and that you quantify each perquisite or personal benefit whose value exceeds $25,000. In the footnotes, the table should provide the value of each separate item, perquisite or personal benefit required to be included. In addition, Item 402(c)(2)(ix)(F) of Regulation S-K specifically requires quantification of the insurance premiums paid by the company for the benefit of the named executive officer.

American Apparel's Management Discussion and Analysis of Financial Condition and Results of Operations, page 141

46.   We note your response to comment 75 of our letter dated September 21, 2007 and we reissue the comment. The Management's Discussion and Analysis ("MD&A") section is one of the most critical aspects of the proxy statement. As such, we ask that you revise this section to provide a detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to the company's revenues, financial position, liquidity, plan of operations and results of operations. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is

> intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources and critical accounting.

Obligations Overview – AAI, page 163

47.   We note your response to comment 80 of our letter dated September 21, 2007 and we reissue in part the comment. Clarify whether the covenant violation is with the revolving credit facility with a bank. Discuss the covenants and explain the reason(s) why AAI is not in compliance. Add a risk factor discussing the violation. Clarify whether the bank and private investment firm agreed to waive the violation. Clarify whether the waiver was for that particular violation or whether it included potential future violations. Clarify whether the company continues not to be in compliance with the provisions. Clarify what effect, if any, the Endeavor acquisition will have on these credit facilities.

48.   We reissue comment 81 of our letter dated September 21, 2007. Name each entity providing these financial arrangements. You have simply referred to "various" for some of these arrangements.

Financial Statements

AAI Financial Statements For the Six Months Ended June 30, 2007 and 2006

General

49.   Please note the updating requirements of Rule 3-12 of Regulation S-X.

AAI Financial Statements For the Years Ended December 31, 2006 and 2005

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, FS-37

General

50.   We have reviewed your response to comment 96 of our letter dated September 21, 2007. Consistent with your response, please disclose your policies for amounts due from credit card, debit card and electronic benefit transfer transactions and the related amounts presented as receivables for each period presented.

Revenue Recognition, FS-37

51.   We have reviewed your response to comment 97 of our letter dated September 21, 2007, noting you recognize revenue from wholesale and on-line sales at the time of shipment. Please confirm that the risk of loss is transferred to the buyer at the time of shipment in both scenarios (i.e. wholesale and on-line purchasers may pay for goods lost in transit as they bear the risk of loss upon shipment).

CI Companies Financial Statements For the Years Ended December 31, 2006, 2005, and 2004

General

52.   We note you have revised your financial statements to reclassify shipping and handling costs from operating expenses to cost of sales in accordance with EITF 00-10 in response to comment 110 of our letter dated September 21, 2007. Please tell us how you evaluated SFAS 154 or revise to provide related disclosures. In addition, tell us how why your auditors did not re-date or dual date their report in accordance with AU 530.

Annexes, Exhibits and Schedules

53.   We note your response to comment 113 of our letter dated September 21, 2007 and we reissue in part the comment. Please file all material exhibits and schedules to annexes not already provided. In particular, and without limitation, we believe schedule 2.22 and the schedules discussing legal proceedings and environmental matters are material.

54.   We note your response to comment 114 of our letter dated September 21, 2007. Please provide us with a copy of this agreement.

Form 10-K For the Year Ended December 31, 2006

Item 9A – Disclosure Controls and Procedures, page 21

55.   We note your response to comment 112 of our letter dated September 21, 2007. Your planned future disclosure does not fully address our comment. Please confirm that in all future Exchange Act filings, your disclosure will be revised to state clearly, if true, that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. Alternatively, the reference to the level of assurance of your disclosure controls and procedures should be removed. Please provide us with your planned revisions. For guidance, refer to Item 307 of Regulation S-K.

Other Exchange Act Filings

56.   We have reviewed your response to comment 115 of our letter dated September 21, 2007 that you will amend your other Exchange Act filings "as soon as practicable." Please note that the Staff will need sufficient time to review such filings.

       As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       You may contact Ethan Horowitz at 202-551-3311 or Brian Bhandari at 202-551-3390, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper at 202-551-3329, or Pamela Howell, who supervised the review of your filing, at 202 551-3357, with any other questions.

                             Sincerely,

                             John Reynolds
                             Assistant Director

cc: Brian L. Ross, Esq.
       Fax (212) 818-8881